Cetus Lyonnais Corporation
291 South 200 West
Farmington, Utah 80245

November 13, 2007

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-456
Attention: Julie Bell

RE:	Registration Statement on Form SB-2, File No. 333-144947 (the "Registration Statement)

Ladies and Gentlemen:

      Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), the Registrant hereby request the withdrawal of the Registration Statement. In this connection, the Registrant states and represents the following:

  No securities were sold in connection with the offering described in the Registration Statement.

  The Registration Statement is being withdrawn because the proposed merger involving the Registrant has been cancelled.

     We trust the foregoing to be sufficient for purposes of a favorable disposition of this request for withdrawal and stand ready to take any other action necessary to effect such withdrawal.

/S/ Elena Kolesnikova President